FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2003

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ✓	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82      ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis (Registrant)

Date : 30th April, 2003	Apostolos Tamvakakis Deputy Governor

NATIONAL BANK OF GREECE

From:	ADMINISTRATION-SECRETARIAT Bank’s Shares	To:	NYSE
Address: Telephone: Telefax: E-mail:	93, Eolou St., 102 32 ATHENS +30 (1) 334 3494 +30 (1) 334 3449 dkanel@nbg.gr		20 Broad Street-17th Floor New York, N.Y. 10005 Att: Mrs Cecilia S. Cheung, Corporate Compliance, International Client’s Services
Date:	April 23, 2003

Dear Sirs,

Please be advised of the following:

An Annual General Meeting of Shareholders of National Bank of Greece S.A. (“The Bank”) is scheduled for May 9, 2003 at 12.00, at Megaro MELA, 93 Eolou Street, Athens, Greece. The agenda for the meeting includes, among other things, a vote to pay a dividend to all shareholders with respect to the year ended, December 31, 2002. The amount of dividend, which will be proposed to the G.M., was fixed at (Euro) €0,45 per share. The Record Date for the dividend will be determined by the shareholders in the resolutions adopted at the General Meeting, but is expected to be May 9, 2003, i.e. the date of the General Meeting. Moreover, the record date regarding distribution of bonus shares shall be decided by the General Meeting of Shareholders.

Yours sincerely,

M. Frousios	D. Kanellopoulos

c.c. to: The Bank of New York 101 Barclay Street New York, NY10286

Att: a) Mr. Mahmoud SALEM

b) Mr. Slawek SOLTOWSKI